SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008 (report no.2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: Motorola Selects NICE Inform for Denmark`s Nationwide Public Safety Network to Combine Radio over IP and Telephony Communications, dated July 7, 2008.

99.2              Press Release: First Ever NICE EMEA Summit for Leading Customers and Partners Reflects NICE's Strong Momentum In Region And Worldwide, dated July 9, 2008.

99.3 Press Release: Major US Utility, Salt River Project, Selects NICE SmartCenter Solutions to Improve Service Provided to Its Nearly One Million Customers, dated July 14, 2008.

99.4 Industry Leaders to Share Best Practices for Improving Enterprise Business Performance and Risk Management at NICE User Group Summit 2008, dated July 23, 2008

99.5 NICE Wins an 8-digit Security Project in EMEA, dated July 29, 2008

99.6 NICE Wins 7-digit Transportation Project from Norfolk Southern Corporation, dated July 30, 2008

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated August 4,  2008

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EXHIBIT INDEX

99.1 Press Release: Motorola Selects NICE Inform for Denmark`s Nationwide Public Safety Network to Combine Radio over IP and Telephony Communications, dated July 7, 2008.

99.3              Press Release: First Ever NICE EMEA Summit for Leading Customers and Partners Reflects NICE's Strong Momentum In Region And Worldwide, dated July 9, 2008.

99.3 Press Release: Major US Utility, Salt River Project, Selects NICE SmartCenter Solutions to Improve Service Provided to Its Nearly One Million Customers, dated July 14, 2008.

99.4 Industry Leaders to Share Best Practices for Improving Enterprise Business Performance and Risk Management at NICE User Group Summit 2008, dated July 23, 2008

99.5 NICE Wins an 8-digit Security Project in EMEA, dated July 29, 2008

99.6 NICE Wins 7-digit Transportation Project from Norfolk Southern Corporation, dated July 30, 2008

Motorola Selects NICE Inform for Denmark`s Nationwide Public Safety Network, to Combine Radio over IP and Telephony Communications

To enable command and control centers with scenario reconstruction capabilities from a single application for enhanced safety and security; adds on to existing NICE environment

Ra`anana, Israel, July 07, 2008, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it has received an order from its strategic partner Motorola on behalf of Denmark`s Ministry of the Interior.  The Ministry of the Interior will add NICE Inform, NICE`s multi-media incident information management solution, to their NICE environment to consolidate radio over-IP and telephony audio content from the Danish public safety network, and to enable scenario reconstruction from a single application.  NICE Inform will be used with Motorola Dimetra 6.x TETRA IP technology network, being the only solution in the industry to enable this capability.

NICE Inform will be used as part of Motorola`s nationwide public safety communications service for the Danish public safety network.  The service improves cooperation and integration among Denmark`s public safety agencies, and enables more effective incident response to help increase the safety and security of Danish citizens.

Denmark`s Ministry of the Interior will benefit from NICE Inform`s ability to capture, analyze and share multimedia incident information. Emergency services control room personnel will be able to use NICE Inform to consolidate multimedia incident information from radio over-IP and telephony sources and synchronize with captured control center operator screens. NICE Inform`s comprehensive incident reconstruction capabilities will give personnel a clearer view of incidents from all angles, leading to more thorough analysis of events for improved safety and security.

"We are very happy to have been selected by our long-time partner, Motorola, for this important public safety project," said Tamir Ginat, President, NICE EMEA.  "Having been selected for Denmark`s advanced IP-based emergency services communications project is a reflection of the unique benefit NICE Inform provides in enabling multimedia command and control capabilities."

The world`s first full-spectrum multimedia incident information management solution for the security market, NICE Inform provides ground-breaking capabilities for effectively managing incident information from various sources, including audio, video, text and data, streamlining information-sharing, investigations and evidence delivery. The unique comprehensive capabilities of NICE Inform can be tailored to the specific needs of command and control centers for first responders and homeland security, transportation, government, and private sector organizations, and deliver improved collaboration and operational efficiency to enhance safety and security.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

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Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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First Ever NICE EMEA Summit for Leading Customers and Partners Reflects NICE's Strong Momentum In Region And Worldwide

Featured speakers included DHL, Vodafone, Orange, Canal+, Cisco, IBM, EMC, and Avaya

Ra`anana, Israel, July 09, 2008 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance today concluded its first-ever EMEA customer and partner summit, which took place in Tel Aviv, Israel.  The Summit was attended by leading NICE customers and partners from Europe, the Middle East, and Africa, from both the enterprise and security sectors, who convened to discuss strategies and share best practices for improving enterprise and security performance.  Executives from DHL Russia, Vodafone Holland, Orange UK, France`s Canal+, Cisco, IBM, EMC, and Avaya were among the featured partner and customer speakers.

"The tremendous turnout at NICE's first-ever customer and partner EMEA Summit is a reflection of the strength of our market position in the region and the great momentum in our business worldwide," said Haim Shani, CEO, NICE.  "We are committed to delivering to our customers in EMEA and around the world the industry`s best solutions and cutting-edge innovations that address their changing needs both in the enterprise and security sectors."

NICE`s contact center and enterprise customers and partners were on hand to learn how NICE solutions, including NICE SmartCenter and the Actimize platform, are helping organizations tackle the challenges of today`s dynamic business environment which include a wave of new regulations that require greater capabilities in ensuring compliance and in managing risk; the need to stay on top of growing customer expectations across multiple touch-points; and the imperative to stay ahead of more competition than ever when it comes to ensuring customer loyalty and retention.

Head of customer service DHL Russia, Natalia Kabakova commented, "We have just recently selected NICE for our VoIP contact centers in Russia. Russia is an important part of our global growth strategy and we are committed to better serving our customers and to providing the highest levels of service that our customers have come to expect from DHL. With the NICE solution we are looking forward to further improving agent performance, to more effectively leveraging customer feedback for increased satisfaction levels, and to seamlessly migrating our customer interaction recording from traditional telephony to VoIP."

NICE`s customers and partners from the security sector discussed he latest trends and needs in the security sector including: technology convergence, how to decrease crime and city center violence, and how to better handle natural disasters.  Various presentations were made by  NICE customers on how NICE is helping security organizations across the region improve response to terror threats, ensure mass-transit safety and security for commuters, as well interoperability among the different public safety groups for centralized incident information management.

"Europe is a leader in the adoption of advanced security-enabling technologies such as real-time analytics, radio-over-IP and video-over-IP. We are very pleased to have the NICE EMEA Summit serve as a key industry event for sharing information about how the region can continue to improve its security capabilities," continued Mr. Shani.

The next NICE customer event, the User Group 2008 Summit will be held in Fajardo, Pureto Rico, July 28-30.  To learn more about the NICE User Group and register for the 2008 Summit visit www.niceusergroup.org.

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About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Analytics(TM), NiceVision ControlCenter(TM), NiceVision Digital(TM), NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Net(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform®, NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®, Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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Major US Utility, Salt River Project, Selects NICE SmartCenter Solutions to Improve Service Provided to Its Nearly One Million Customers

Interaction Analytics, Quality Management, and Workforce Management solutions to be implemented in VoIP contact centers

Ra`anana, Israel, July 14, 2008 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that Salt River Project (SRP,) the third-largest public power utility in the United States, has selected NICE SmartCenter solutions to help SRP manage and support the growth of its contact centers, which receive more than three million calls per year.  The NICE SmartCenter solutions will enable SRP to recognize economies of scale and reduce integration issues by working with one solutions provider for Quality Management (QM,) interaction analytics, and workforce management.  The NICE solutions will be replacing competing systems in SRP`s VoIP contact centers.

SRP has recently opened a new contact center to address the needs of its nearly one million water and power customers.  In the process of expanding, SRP has opted to replace the existing systems at the original site as well as implement new contact center technology in the new site. By utilizing the capabilities of the NICE SmartCenter solutions, SRP`s contact center management can improve agent behaviors for increased customer satisfaction, address the key business issues that impact call center management effectiveness and efficiency, and better align the business with the strategic goals of the enterprise.

"The growth and development of the Phoenix area have increased the number of calls to our contact centers, and we want to be sure that SRP maintains its high standards for customer service while further improving efficiencies," said Michael Lowe, Customer Services Executive Salt River Project.  "We`re confident that the NICE solutions will help us maintain outstanding telephone service to customers while we continue to grow rapidly. "

NICE`s Interaction Analytics solution will enable SRP to improve contact center operational efficiency and drive strategic enterprise initiatives such as improving customer loyalty and retention, and increasing sales and marketing effectiveness.  QM from NICE will provide SRP with the ability to improve agent performance, customer satisfaction, and training effectiveness.  The IEX TotalView system, NICE`s workforce management solution, will simplify scheduling of agents and increase efficiency by ensuring that the right agents --and the right number of agents -- are working at the right times.

Moshe Egert, President, Enterprise Group, NICE, said "We are delighted that SRP has made the move to NICE, having recognized the business value of the NICE SmartCenter solutions.  We are looking forward to enabling this energy leader to reap the rewards of NICE SmartCenter for better cost and resource management, as well as a deeper understanding of customer needs, wants, and preferences."

About the Salt River Project
Salt River Project the largest provider of water and power to the greater Phoenix metropolitan area, serves more than 935,000 electric customers.

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About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

About IEX

IEX Corporation, a NICE Systems Ltd. company, is a leading provider of feature-rich, scalable workforce management and performance management solutions that enable contact centers to improve planning and scheduling, enhance performance and streamline tasks. With a strong global presence, IEX solutions are used in over 50 countries with over a million agents at more than 3,000 contact center sites. Both the award-winning IEX TotalView Workforce Management system and the Performance Manager solution are part of NICE SmartCenter. NICE SmartCenter combines workforce and performance management with quality management, interaction analytics, compliance, coaching, and customer feedback within a service-oriented architecture. For more information about IEX, visit http://www.iex.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note:  Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encorder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®,  Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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Industry Leaders to Share Best Practices for Improving Enterprise Business Performance and Risk Management at NICE User Group Summit 2008

Premier industry event to feature NICE SmartCenter for the high performance contact center and enterprise and NICE`s Actimize solutions for transactional risk management

Ra`anana, Israel, July 23, 2008 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that industry leaders from Fortune 100 companies will be sharing best practices for improving customer retention, operational efficiency, business performance, and transactional risk management at Interactions2008, the NICE User Group (NUG) Summit, to be held in Fajardo, Puerto Rico, July 28-30.

Executives from Microsoft, EMC, Avaya, DIRECTV, Conseco, Cisco, Kaiser Permanente, and Gap Inc. are among the featured partner and customer speakers delivering presentations on how to improve contact center performance and achieve greater customer loyalty. Keynote speakers include Michael Maoz, Distinguished Analyst from the leading IT research firm, Gartner, and Mike Eruzione, captain of the legendary, gold medal winning 1980 Winter Olympics United States national hockey team.

"The agenda for this year`s NUG Summit includes more customer speakers than ever before, creating an unprecedented number of opportunities for NICE customers to share information with each other," said Paula Murphy, Director of the annual NUG Summit, and Manager, Global Call Quality, Visa Inc.  "This spirit of sharing and collaboration is what makes NUG so unique and valuable to its members, not only at the Summit, but throughout the year."

NICE SmartCenter and the Actimize set of solutions are helping to solve some of the most pressing business issues today, such as compliance and risk management, customer retention and insights, and improving operational efficiency.  Both will be featured at the 2008 NUG Summit during customer presentations, roundtable discussions, and "hands on" sessions.

"We are very excited about this year`s NUG Summit.  This industry event constitutes a premier opportunity for exchanging information and ideas, for discussing common challenges in nurturing customer relationships, improving operational efficiencies, and gaining a competitive edge," said Eran Gorev, President and CEO, NICE Systems Inc.  "There is no greater resource for our customers than the opportunity to learn from the experiences of other users, with the goal of maximizing the value of each company`s investment in NICE`s solutions."

The upcoming NICE customer event, the NICE User Group 2008 Summit will be held in Fajardo, Puerto Rico, July 28-30.  To learn more about the NICE User Group and register for the 2008 Summit visit www.niceusergroup.org.

About NUG

NUG is an independent, global knowledge community for NICE customers which consists of nearly 3000 members. The broad membership represents both technical and business users across all industries and from various size organizations. NUG partners with NICE to deliver an annual User Summit, monthly conference calls and webinars, and an online environment for members to interact and share knowledge. NUG also works closely with leadership at NICE Systems to influence product, service, and policy direction.  The annual NUG Summit is the group`s flagship event, which presents an opportunity for members to meet face-to-face for an intensive networking and education program.

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About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com

Media Contact NICE Systems +1 201 964 2682

Virginia Flood Virginia.flood@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: Insight from Interactions(TM), 3600 View, Executive Connect, Executive Insight*, Freedom, Investigator, Mirra, Universe, My Universe, NICE, NiceCall, NiceCall Focus, NiceCLS, NICE Learning, eNiceLink, NiceLog, Playback Organizer, Renaissance, ScreenSense, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceVision, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision Pro, NiceVision NVSAT, NiceVision Alto, Scenario Replay, Tienna, Wordnet, NICE Perform, NICE Inform, NICE Analyzer, Last Message Replay, NiceUniverse Compact, Customer Feedback, Interaction Capture Unit, Dispatcher Assessment, Encoder, Freedom Connect, FAST, FAST Alpha Silver, FAST Alpha Blue and Alpha, Emvolve Performance Manager, Performix Technologies, IEX, TotalView and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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NICE Wins an 8-digit Security Project in EMEA

Signifies the Company`s execution of its strategic focus on large scale security deals worldwide

Ra`anana, Israel, July 29, 2008 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it won an 8-digit deal from an EMEA law enforcement agency that will utilize the NICE solutions for enhanced citizen safety and security. The company has already received an order at over $7 million, which constitutes half of the total deal.  This win is a result of NICE`s strategic focus on large scale security deals, and represents one of many opportunities.

NICE offers a unified set of solutions for the collection and analysis of both telephony and Internet data for law enforcement, intelligence and internal security organizations.  The solution provides a complete suite of operational tools and applications, which ensure that meaningful, mission-critical information is delivered to security decision makers and operational staff, enabling them to detect threats and achieve a fast and appropriate response.

"We are very excited about winning this significant project," said Israel Livnat, President of NICE`s Security Group.  "This deal demonstrates the successful execution of our strategy.  Being technologically advanced and having to face rising crime rates and terror alerts, law enforcement agencies, around the world, require the most innovative and advanced solutions, and are - therefore - turning to NICE."

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

____ 12 ____

NICE Wins 7-digit Transportation Project from Norfolk Southern Corporation

Premiere transportation company enhances safety with deeper deployment of NICE security solutions

Ra`anana, Israel, July 30, 2008 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced it has won a 7-digit follow-on project from Norfolk Southern Corporation (NYSE: NSC), a national US transportation company and North America`s largest rail carrier of metals and automotive products, to more broadly capture, manage and analyze rail communications at five additional sites.

Norfolk Southern will now install NICE security solutions at 16 Norfolk Southern sites to augment systems recently installed at 16 other sites, including major classification rail yards and dispatch centers and upgrade an existing NICE system at a police communication center. Norfolk Southern will use the NICE solutions to streamline investigations and incident reconstructions relating to railway safety.

"At Norfolk Southern, we set the bar high for safety and service," said Richard P. Carter, manager microwave, for Norfolk Southern Corporation. "By enhancing the array of the NICE solutions deployed, we`ll be able to capture, document and review day-to-day communications throughout the entire Norfolk Southern rail system to continue to build on our strong safety record."

"Transportation is one of the more critical security sectors of NICE," said Chris Wooten, President, Security Division Americas, NICE. "We are excited and honored to have been selected by Norfolk Southern, a leader in the transportation industry, for this important communications upgrade initiative."

About Norfolk Southern Corporation

Norfolk Southern Corporation (NYSE: NSC) is one of the nation`s premier transportation companies. Its Norfolk Southern Railway subsidiary operates approximately 21,000 route miles in 22 states and the District of Columbia, serving every major container port in the eastern United States and providing superior connections to western rail carriers. Norfolk Southern operates the most extensive intermodal network in the East and is North America`s largest rail carrier of metals and automotive products. More information is available at www.nscorp.com.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

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Trademark Note: Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Analytics(TM), NiceVision ControlCenter(TM), NiceVision Digital(TM), NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Net(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform®, NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®, Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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